UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tradeweb Markets Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

892672106

(CUSIP Number)

Timothy Knowland

General Counsel, Corporate Transactions, Corporate Functions and Anti-trust

London Stock Exchange Group plc

10 Paternoster Square

London

EC4M 7LS

Tel: +44 (0) 20 7797 1000

with a copy to:

Michael Levitt

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv US PME LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv US LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS LSEGA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv TW Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES		96,933,192
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		96,933,192
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,933,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv Parent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES		119,921,521
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		119,921,521
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,921,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS London Stock Exchange Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales
NUMBER OF	7	SOLE VOTING POWER
SHARES		119,921,521
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		119,921,521
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,921,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on February 8, 2021 (the “Original Statement”), as amended by Amendment No. 1 (“Amendment No. 1”) filed on March 1, 2021 and Amendment No. 2 (“Amendment No. 2”) filed on March 12, 2021, on behalf of (i) Refinitiv US PME LLC, a Delaware limited liability company, (ii) Refinitiv US LLC, a Delaware limited liability company, (iii) LSEGA, Inc. a Delaware corporation, (iv) Refinitiv TW Holdings Ltd., a Cayman Islands exempted company, (v) Refinitiv Parent Limited, a Cayman Islands exempted company, and (vi) London Stock Exchange Group plc, a public limited company organized in England and Wales. Each of the foregoing is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Original Statement, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3 (the “Schedule 13D”), relates to the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Tradeweb Markets Inc., a Delaware corporation (the “Issuer”)

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Except as set forth on the cover pages hereto and as set forth below, all previous Items in the Schedule 13D remain unchanged.

Item 4.	Purpose of the Transaction

The last two paragraphs of Item 4 are hereby amended and restated as follows:

The Stockholders Agreement (as defined below) requires the Issuer to nominate a number of individuals designated by Refinitiv US PME LLC and Refinitiv Parent Limited (the “Refinitiv Owners”) for election as directors of the Issuer at any meeting of the Issuer’s stockholders (each a “Refinitiv Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of the Issuer’s Board or a duly-authorized committee of the Board, as a director of the Issuer, the number of Refinitiv Directors serving as directors of the Issuer will be equal to, if the Refinitiv Owners and their affiliates together continue to hold at least 50% of the combined voting power of the Issuer’s outstanding common stock as of the record date for such meeting, the total number of directors comprising the entire Board. In addition, in the case of a vacancy on the Issuer’s Board created by the removal, resignation or otherwise of a Refinitiv Director, the Stockholders Agreement, to the extent the Refinitiv Owners continue to be entitled to nominate such Refinitiv Director, requires the Issuer to nominate an individual designated by the Refinitiv Owners for election to fill the vacancy. On March 9, 2021, Debra Walton resigned from the Board of the Issuer, effective March 18, 2021. On March 9, 2021, the Board of the Issuer appointed Murray Roos, age 45, as a Class I director, effective March 19, 2021. Mr. Roos has served as the Group Director, Capital Markets, and as a member of the Executive Committee of LSEG since April 2020. Mr. Roos will hold office until the annual meeting of stockholders to be held in 2023 and until his successor shall be elected and qualified or until his earlier death, resignation, retirement, disqualification or removal. On June 25, 2021, Brian West resigned from the Board of the Issuer, effective June 30, 2021. On June 25, 2021, the Board of the Issuer appointed Balbir Bakhshi, age 51, as a Class II director, effective July 1, 2021. Mr. Bakhshi has served as the Chief Risk Officer and as a member of the Executive Committee of LSEG since January 2021. Mr. Bakhshi will hold office until the annual meeting of stockholders to be held in 2024 and until his successor shall be elected and qualified or until his earlier death, resignation, retirement, disqualification or removal. Any nominees to the Issuer’s Board may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, as at the date of this filing, the Reporting Persons do not have any approved plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

The first two sentences of paragraphs (a) and (b) of Item 5 are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of shares of Class A Common Stock beneficially owned assume that 104,759,476 shares of Class A Common Stock were outstanding as of April 21, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2021, and also takes into account the shares of Class A Common Stock underlying any shares of Class B Common Stock or non-voting common units (the “LLC Interests”) of Tradeweb Markets LLC, a subsidiary of the Issuer, held by Reporting Persons, as applicable. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person’s cover page.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2021

REFINITIV US PME LLC

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV US LLC

By:	/s/ Teresa Hogan as Attorney-in-Fact

LSEGA, INC.

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV TW HOLDINGS LTD.

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV PARENT LIMITED

By:	/s/ Teresa Hogan as Attorney-in-Fact

LONDON STOCK EXCHANGE GROUP PLC

By:	/s/ Teresa Hogan as Attorney-in-Fact

SCHEDULE I

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

London Stock Exchange Group plc

Name	Principal Address	Principal Occupation	Citizenship
Executive Officers

David Schwimmer	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Executive Officer and Executive Director, LSEG	United States

Anna Manz	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Financial Officer and Executive Director, LSEG	Great Britain

Balbir Bakhshi	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Risk Officer, LSEG	Great Britain

Catherine Johnson	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	General Counsel, LSEG	Great Britain

Tim Jones	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief People Officer, LSEG	Great Britain

Daniel Maguire	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Head, Post Trade & CEO, LCH Group, LSEG	Great Britain

Anthony McCarthy	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Information Officer, LSEG	United States

Andrea Remyn Stone	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Product Officer, Data & Analytics, LSEG	United States

Murray Roos	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Head, Capital Markets, LSEG	Great Britain

David Shalders	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Operating Officer and Head of Integration, LSEG	Great Britain

Brigitte Trafford	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Communications and Marketing Officer, LSEG	Great Britain

Debra Walton	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Revenue Officer, Data & Analytics, LSEG	United States

Directors

Don Robert	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chairman of the Board of LSEG	United States, Great Britain

Jacques Aigrain	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chairman of the Board of LyondellBasell Industries NV, Chairman of the Board of Singular Bank S.A.U. and Non-Executive Director of WPP plc.	France, Switzerland

Dominic Blakemore	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Chief Executive Officer of Compass Group PLC.	Great Britain

Martin Brand	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Senior Managing Director and co-head of U.S. Acquisitions for Blackstone’s Private Equity Group.	United States

Erin Brown	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Head of Finance, Thomson Reuters Corporates segment.	Great Britain, Canada

Professor Kathleen DeRose	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Non-Executive Director of Voya Financial, Inc. Clinical Associate Professor of Finance at the New York University Leonard N. Stern School of Business	United States

Tsega Gebreyes	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Founding Partner at Satya Capital Limited, Non-Executive Director of SES S.A.	Ethiopia

Cressida Hogg CBE	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chair of the Board of Directors of Landsec Group plc	Great Britain

Stephen O'Connor	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chairman of the Board of Quantile Technologies Limited and Chairman of HSBC Bank plc	Great Britain

Dr. Val Rahmani	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Non-Executive Director at RenaissanceRe Holdings Limited, Non-Executive Director of Computer Task Group Inc, Non-Executive Director of Entrust Datacard, Non-Executive Director of Rungway and Director of Elliott Opportunity SPAC.	United States, Great Britain

Douglas M. Steenland	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Senior Adviser to Blackstone Private Equity Group	United States

Ashok Vaswani	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Executive Officer, Global Consumer Banking & Payments at Barclays plc	Singapore

Refinitiv US PME LLC

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Richard Hoponick	1 Station Place, Stamford, CT 06902	Head of Financial Controls	United States

Paul Jacobson	1 Station Place, Stamford, CT 06902	Financial Controller, Data & Analytics	United States

Refinitiv US LLC

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Richard Hoponick	1 Station Place, Stamford, CT 06902	Head of Financial Controls	United States

Paul Jacobson	1 Station Place, Stamford, CT 06902	Financial Controller, Data & Analytics	United States

LSEGA, Inc.

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Michael Ferraro	28 Liberty Street, 58th Floor, New York 10005	Head of Finance, Americas, LSEG	United States

Patricia Wolff	28 Liberty Street, 58th Floor, New York 10005	US Financial Controller, LSEG	United States

Refinitiv TW Holdings Ltd.

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Timothy Knowland	Five Canada Square, Canary Wharf, London E14 5AQ	General Counsel, Corporate Transactions, Corporate Functions and Anti-trust, LSEG	Great Britain

Peter Thorn	Five Canada Square, Canary Wharf, London E14 5AQ	Global Transfer Pricing Controller, LSEG	Great Britain

Refinitiv Parent Limited

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Timothy Knowland	Five Canada Square, Canary Wharf, London E14 5AQ	General Counsel, Corporate Transactions, Corporate Functions and Anti-trust, LSEG	Great Britain

Peter Thorn	Five Canada Square, Canary Wharf, London E14 5AQ	Global Transfer Pricing Controller, LSEG	Great Britain

To the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Class A Common Stock.